UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

WERNER ENTERPRISES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

950755108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

SCHEDULE 13G

CUSIP No. 950755108	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS TAMI L. WERNER, PERSONAL REPRESENTATIVE FOR THE ESTATE OF GREG L. WERNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,880,612
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,880,612
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,880,612
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Werner Enterprises, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

14507 Frontier Road, Omaha, NE 68138

Item 2(a). Name of Person Filing

This Statement on Schedule 13G is filed by Tami L. Werner, Personal Representative for the Estate of Greg L. Werner (“Mrs. Werner” or the “Reporting Person”). This Statement relates to Shares (as defined herein) beneficially owned directly by Mrs. Werner as well as shares beneficially owned indirectly by Mrs. Werner.

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the Reporting Person is 5604 South 118th Plaza, Omaha, NE 68137.

Item 2(c). Citizenship:

Mrs. Werner is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e). CUSIP Number:

950755108

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4. Ownership:

Item 4(a) Amount Beneficially Owned:

As of December 31, 2023, the Reporting Person may be deemed the beneficial owner of 1,880,612 Shares. This amount consists of: 1,880,612 Shares held directly by the Reporting Person;

Page 4 of 5 Pages

Item 4(b) Percent of Class:

As of December 31, 2023, the Reporting Person may be deemed the beneficial owner of approximately 3.0% of Shares outstanding. (There were 63,394,945 Shares outstanding as of November 6, 2023, according to the Issuer’s Form 10-Q, filed on November 8, 2023. This amendment No.10 constitutes an exit filing for the Reporting Person.

Item 4(c) Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	1,880,612
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	1,880,612
(iv) Shared power to dispose or direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class:

The Reporting Person has ceased to be the beneficial owner of more than 5 percent of class of securities ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

See disclosures in Item 2 and Item 4 herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tami L. Werner
Tami L. Werner, Personal Representative for the Estate of Gregory L. Werner

Dated: February 13, 2024